SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ECA Marcellus Trust I
(Name of Issuer)
Common Units
(Title of Class of Securities)
26827L 109
(CUSIP Number)
Donald C. Supcoe
4643 South Ulster STreet
Suite 1100
Denver, Colorado 80237
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
Copies to:
David P. Oelman
Vinson & Elkins LLP
1001 Fannin Street, Suite 2500
Houston, TX 77002
(713)758-2222
July 7, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

(Continued on following pages)

1	NAME OF REPORTING PERSON Energy Corporation of America

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	West Virginia

	7	SOLE VOTING POWER

NUMBER OF		3,001,733

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,001,733

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,001,733

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	22.7%

14	TYPE OF REPORTING PERSON

	CO, OO

Item 1.	Security and Issuer
     This Schedule 13D (this “Schedule 13D”) relates to the common units share (the “Common Units”), of ECA Marcellus Trust I a Delaware statutory trust (the “Issuer”), which has its principal executive offices at 919 Congress Avenue, Suite 500, Anstin, Texas, 78701.

Item 2.	Identity and Background
(a), (b), and (c) Name of Person Filing this Schedule 13D (the “Reporting Person”):
     This Schedule 13D is being filed by Energy Corporation of America (the “Company”) which may be deemed to have indirect beneficial ownership of such Common Units by virtue of its ownership of 22.7% of the outstanding Common Units of the Issuer.
     The name, place of organization, principal business, address of the principal place of business and certain information concerning the officers and directors of the company is as follows:
ENERGY CORPORATION OF AMERICA
     ECA is a privately held West Virginia Corporation engaged in the exploration, development, production, gathering, aggregation and sale of natural gas and oil, primarily in the Appalachian Basin, Gulf Coast and Rocky Mountain regions in the United States and New Zealand. The principal business address of CIL, which also serves as its principal office, is 4643 South Ulster Street, Suite 1100, Denver, Colorado 80237. ECA is controlled and managed by a board of directors. The directors and executive officers of ECA are as follows:

Name	Position with ECA
John Mork	President and Chief Executive Officer
Michael S. Fletcher	Chief Financial Officer
Donald C. Supcoe	Senior Vice President, Secretary and General Counsel
J. Michael Forbes	Vice President and Treasurer
Kyle M. Mork	Vice President of Eastern Operations
George V. O’Malley	Vice President Accounting
W. Gaston Caperton, III	Director
Peter H. Coors	Director
L.B. Curtis	Director (Chairman Emeritus)
John J. Dorgan	Director
John S. Fischer	Director
Thomas R. Goodwin	Director (Chairman)
F.H. McCullough, III	Director
Julie M. Mork	Director
Jerry W. Neely	Director
Arthur C. Nielsen, Jr.	Director
Jay S. Pifer	Director

     (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
     (f) All of such directors and officers are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration
     On July 7, 2010, in exchange for 3,296,683 Common Units, the Company conveyed royalty interests in certain properties located in the Marcellus Shale in Greene County, Pennsylvania to the Issuer. On July 21, 2010, the Underwriters partially exercised their over-allotment option pursuant to the Underwriting Agreement with regards to 294,950 Common Units owned by the Company at a price of $18.70 per unit. As a result, the Issuer used the net proceeds from this exercise of the underwriters’ over-allotment option to redeem 294,950 Common Units from the Company.

Item 4.	Purpose of Transaction
     The Company acquired the Common Units for investment purposes. The Company currently has no plans to undertake any action that would require further disclosure under this Schedule 13D.

Item 5.	Interest in Securities of the Issuer.
(a)	As of July 21, 2010, the Reporting Person beneficially owns an aggregate of 3,001,733 Common Units representing 22.7% of the outstanding Common Units. The percentages set forth in this Item 5 are calculated based upon the number of Common Units outstanding as of July 7, 2010 based on the Registration Statement filed with the SEC on Form S-1. The Common Units are held directly by ECA.

(b)	The Reporting Person has sole voting power and sole dispositive power with respect to the Common Units beneficially owned by it.

(c)	Except as described in this Schedule 13D, there have been no transactions in the Common Units effected by the Reporting Person, or, to the knowledge of the Reporting Person, any person identified in Item 2, during the past 60 days.

(d)	Except as described in this Schedule 13D, no other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     There are no contracts, arrangements, understandings or relationship with respect to the Common Units that require disclosure on this Schedule 13D.

Item 7.	Material to Be Filed as Exhibits
None.

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 22, 2010	ENERGY CORPORATION OF AMERICA
	By:	/s/ Donald C. Supcoe
		Name:	Donald C. Supcoe
		Title:	Senior Vice President

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